# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QT Imaging Holdings, Inc., CIK 0001844505
CUSIP: 746962109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3 Hamilton Landing, Suite 160, Novato, California (CA), 94949
Date of event which requires filing of this statement: 04/24/2025
Filed by CIK 0001430575
Persons authorized to receive notices and communications: Dr. Raluca Dinu, 3 Hamilton Landing, Suite 160, Novato, California (CA), 94949, 425-466-7627

## Reporting persons
- Dr. Raluca Dinu (CIK 0001430575): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,043,745; shared voting power 0; sole dispositive power 2,043,745; shared dispositive power 0; aggregate amount beneficially owned 2,043,745 (7% of the class)
  Comment: Note: All share numbers on these cover pages are presented as shares of Common Stock, $0.0001 par value (the "Common Stock") of QT Imaging Holdings, Inc., a Delaware corporation (the "Issuer"), as further described herein.
  
  (7) and (9): This number of shares of Common Stock consists of: (i) 1,168,035 shares of Common Stock owned directly by the Reporting Person; (ii) warrants for the purchase of 571,440 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13D/A; and (iii) options for the purchase of 304,270 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13D/A. The Common Stock is held directly by the Reporting Person.
  
  (13) Calculation is based upon 27,653,210 shares of Common Stock of the Issuer issued and outstanding as of March 28, 2025 as reported on the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 31, 2025.
  
  This Amendment No. 1 (this "Amendment") relates to the Schedule 13D originally filed on behalf of the Reporting Person with the SEC on April 2, 2025 (the "Original Schedule 13D").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: QT Imaging Holdings, Inc.
Address of issuer's principal executive offices: 3 Hamilton Landing, Suite 160, Novato, California (CA), 94949
Comment: This Schedule 13D/A relates to shares of Common Stock, $0.0001 par value (the "Common Stock") of QT Imaging Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3 Hamilton Landing, Suite 160, Novato, CA 94949.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed by Dr. Raluca Dinu, a citizen of the United States (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 3 Hamilton Landing, Suite 160, Novato, California 94949.
Present principal occupation or employment: Dr. Dinu is currently a member of the Board and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities described in this Schedule 13D/A for investment purposes and intends to review her investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person however, will take such actions with respect to the Reporting Person's investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person since the filing of the Original Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Dr. Raluca Dinu: /s/ Dr. Raluca Dinu, Dr. Raluca Dinu (04/30/2025)